                                  Commission File No.

                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of November, 2000


               ENTERPRISES SHIPHOLDING CORPORATION
         (Translation of registrant's name into English)

            c/o Enterprises Shipping or Trading S.A.
                      Poseidonos Avenue 11
                        Elliniko GR-16777
                         Athens, Greece
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X

Item 1.  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Attached hereto is a copy of a letter to the noteholders of Enterprises Shipholding Corporation (the "Company") and unaudited financial information accompanied by a Management's
Discussion and Analysis of Financial Condition and Results of
Operation for the period ended September 30, 2000.

                                  Athens 21st November 2000


TO THE NOTEHOLDERS OF ENTERPRISES SHIPHOLDING CORPORATION:

Enclosed is the unaudited financial information accompanied by a Managements Discussion and Analysis of Financial Condition and
Results of Operations for the period ended September 30, 2000.

The third quarter has been as expected very poor, rates have been down below the twenty cent level for new tonnage, correspondingly below ten cents for the older tonnage. The fact that a lot of pool operators have not acted responsibly to laid up tonnage has compounded the situation and makes the future much more uncertain. The high US dollar and fuel costs also have had their share in negatively affecting the volume of products moving to the Markets and the overall time charter results. Good local growing conditions and enhanced technology, which prolong the shelf life of the fruit and vegetables, also adversely affects the volume of imports.

The balance of the year does not look good, and those responsible owners who laid up tonnage are not seeing any encouragement to break lay up.

In the nine months of 2000 the vessels that were trading in the spot market contributed $10.1 million of revenues or 28.7% of the total revenues compared to the nine months of 1999 where the vessels that were trading in the spot market contributed $8.1 million of revenues or 19.8% of the total revenues. The market during the third quarter did not yield any returns to the owners. We anticipated this situation and in line with our previous years strategy we laid up all our vessels with no period employment to reduce our cost exposure. During the third quarter 16 vessels were laid up. The remaining 8 vessels are on a period time charter up to each vessels existing charter expiration.

The outlook of the spot market during the fourth quarter remains very static and in line with 1999 and 1998.

The newbuilding program continues uninterrupted however we received official notice from the yard that the delivery of the two vessels scheduled for week 1 of 2001 will be delayed. We received notice of delivery for the first vessel for the week 11 and the second for week 21 of 2001.This is causing a disruption to the chartering of the vessels as the delivery will not coincide with the beginning of the high season.

For the nine months ending September 30, 2000, the Companys revenues were $35.2 million, EBITDA was $14.1 million and net income was a loss of $(11.9) million.

A conference call has been scheduled for Wednesday 22nd November
2000 at 9:30 am New York time to discuss the third quarter results.

To participate in the conference call please dial the number
(212) 896 6035

We are pleased to answer any questions that you might have. Our investor relations contact is: Kostas Koutsoubelis at: Tel:
Int+301+8910170 and Fax: Int+301+8983595




Sincerely yours,


Victor Restis
President and
Chief Executive Officer

             MANAGEMENTS DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

         The Company is one of the worlds leading independent owners and operators of reefer vessels with a fleet of 24 vessels, including 19 reefer vessels and two high reefer intake container vessels, and three 2205 TEU geared container vessels and has on order two combined container reefer vessels. The following discussion presents financial information for the Company and its subsidiaries on a consolidated basis for all periods presented. The Company acquired such subsidiaries in October 1997 (the Combination) in an exchange of stock transaction. Subsequent to the Combination, the financial statements of the Company were restated to reflect the consolidation of all companies.

         The Companys fleet currently consists of 24 vessels: (i) 19 reefer vessels ranging in size from approximately 200,000 to 600,000 cu.ft. of cargo capacity; and (ii) two reefers container vessels, each with a cargo capacity of 324 TEU and three geared container vessels with a cargo capacity of 2205 TEU. The following table sets forth changes in the Companys fleet from December 31, 1995 through September 30, 2000.

                                        Year Ended December 31,   September 30
                                   ___________________________________________
                                    1995   1996   1997   1998   1999      2000
                                   ___________________________________________

Fleet owned at beginning of period    17     20     24     26     26        24
Newbuildings and other acquisitions
 during period                         3      4      2      0      1         0
Sales and dispositions during period   0      0      0      0      5         0

Fleet owned at end of period          20     24     26     26     22        24
Newbuildings on order                  0      0      0      7      6         2

Reefer Cargo Capacity
 (at end of period)
 (millions cft.)                     8.8   10.3   10.3   10.3    8.5       8.5
TEU Capacity (at end of period).       0      0      0    648  2,853     7,263

         Reefer shipping is a highly specialized segment of the global shipping industry that provides seaborne transportation of perishable commodities, such as bananas, other fruits, meat, seafood, vegetables and dairy products, in a temperature controlled environment. The reefer industry is comprised of approximately 20 leading participants and numerous medium to small reefer fleet owners and operators.

         Reefer vessels are employed under time charters, voyage charters, contracts of affreightment (COAs), and bareboat (or demise) charters. Reefer vessels that operate in a pool are generally time chartered to the pool by the owner and the pools secure employment for the vessels they control through a combination of COAs, voyage charters and time charters with other operators or end-users.

         The reefer vessel industry is characterized by cyclical changes in supply and demand, resulting in wide swings in charter rates and vessel utilization and, consequently, in profitability for reefer vessel owners and operators. The supply of reefer vessel cargo carrying capacity is a function of the number and size of new vessels built and older vessels scrapped. The demand for reefer vessel capacity reflects several variables, including the size of fruit harvests, import quotas, the impact of general economic conditions on consumer demand, and trends in worldwide consumption and prices for reefer commodities. When growth in demand exceeds the current or anticipated carrying capacity of worldwide supply, charter rates generally increase. When charter rates reach sufficiently high levels, the scrapping rate of older vessels declines and orders for newbuildings increase. Once commissioned, a newbuilding generally takes 18 months to 24 months to be built.

         Recent trends in reefer vessel charter rates are as follows: The average time charter rate for quality, midsize, pallet-friendly reefer vessels more than doubled from $0.41 per cu.ft. in 1985 to $0.85 per cu.ft. in 1991. The steady increase in freight rates resulted in relatively heavy investment in cargo capacity during this period, with worldwide reefer capacity (over 100,000 cu.ft.) growing by approximately 34% between 1986 and 1993. By 1993, reefer vessel cargo carrying capacity had increased at a greater rate than reefer vessel shipping volumes. Shipping volumes were adversely affected in late 1992 and 1993 by the size of various fruit harvests, the European Union quota on dollar bananas grown in Central America, and recessionary conditions in various importing countries. Accordingly, time charter rates for older, pallet-friendly vessels declined to approximately $0.50 in 1993, a 41.2% decline from the peak in 1991. As a result of the decline in freight rates, scrapping of older vessels increased and the construction of newbuildings decreased, thereby causing a decline in the supply of cargo carrying capacity. Charter rates began to improve in 1994 as a result of the decline in supply capacity along with the increased cargo shipping demand. According to industry sources average rates for older, pallet-friendly vessels increased to approximately $0.53 in 1994, $0.60 in 1995 and to $0.67 in 1996,
but declined to $0.65 in 1997 and 1998 to reach $0.60 in 1999.

Results of Operations

The following table sets forth, for the periods indicated, selected operating data as a percent of net revenue:

                                        Year Ended December 31,   September 30
                                   ___________________________________________
                                    1995   1996   1997   1998   1999      2000
                                   ___________________________________________
Revenue from vessels, net           100%   100%   100%   100%   100%      100%
Voyage and running expenses        39.4   41.6   40.0   37.5   48.6      49.6
Depreciation and amortization      20.4   16.8   18.3   20.7   28.0      36.4
General and administrative
 expenses                           4.1    3.9    4.3    7.4   10.1      10.2
                                   ___________________________________________

Income from operations             36.1   37.7   37.4   34.4   13.3       3.8
Interest expense, net               3.9    4.2    3.5   13.5   20.4     (33.2)
Other expenses (income)             0.6   (0.7)  (2.2)   0.0   (2.7)     (4.5)

Net income(loss)                   31.6   34.2   44.1   21.9  (18.8)    (33.9)

         Revenue from vessels, net. Revenues are generated primarily from U.S. Dollar denominated charter hire payments under time charters, COAs or voyage charters to independent reefer operators, reefer pool operators and integrated multinational fruit companies. Revenues from vessels are presented net of shipbrokers commissions. Historically, substantially all of the Companys time charters have been for periods of 12 months or more. Revenues from time charters of 12 months or longer represented 82% of the Companys net revenues for 1999 while for 1998 revenues from time charters represented 92% of the Companys net revenues. Depending on market conditions, the Company also charters out its vessels on COAs, and in the spot market on voyage charters. In the nine months of 2000 revenues from time charter represented 71.2% of the Companys revenues compared to 80% of the same period last year.

         The Companys aggregate revenues are a function of the average freight rate that it earns per vessel per day and the total number of vessel days the fleet is in operation. The following table summarizes the Companys average revenue per vessel per day and total operating days:

                                        Year Ended December 31,   September 30
                               1995    1996    1997    1998  1999         2000
                             _________________________________________________
Average revenue per vessel
 per day                     $8,418 $10,086 $10,555 $ 9,319 $8,522     $ 9,652
Percentage increase
 (decrease)                    3.0%   19.8%    4.7% (11.7)% (8.6)%       13.2%
Total operating days          6,037   7,777   7,492   7,666  6,054        3651
Percentage increase            7.3%   28.8%  (3.7)%    2.3%(21.0)%          NA

         Voyage and running expenses(VAR). Voyage and running expenses include costs of crewing, spares and stores, insurance premiums, lubricants, repairs and maintenance, and victualling. The time charterer, subject to certain adjustments pays bunkers and port expenses for vessels under time charters. Bunkers and port expenses for vessels under voyage charters and COAs are paid by the vessel owner and are included in voyage expenses. The following table sets forth the Companys average voyage and running expenses per vessel per day:

                                 Year Ended December 31,

                               1995    1996    1997    1998  1999 September 30
                                                                          2000
                             _________________________________________________
Average VAR expenses
 per vessel per day          $3,002  $3,989  $3,437 $ 2,824$ 3,059     $ 2,768
Percentage increase
 (decrease)                    7.5%   32.9% (13.8)% (17.8)%   8.3%      (9.5)%

         General and administrative expenses. General and administrative expenses include management fees of $500 per day per vessel paid to EST for technical management, headquarters expense, office staff and the expense of administrative, legal, quality assurance, information systems and centralized accounting support functions. Such fees are reduced to $300 per day per vessel when the vessel is in lay-up condition.

         Depreciation and amortization. The Company depreciates its vessels on a straight-line basis over an estimated useful life of 25 years. For secondhand vessels, the Company depreciates vessel acquisition costs on a straight-line basis over the balance of such vessels useful life of 25 years. Amortization includes dry docking costs of the vessels, which are carried out approximately every two and one-half years. These costs are deferred and amortized through the next dry docking period. Legal costs and financing fees incurred in connection with the financing of a vessel are also deferred and amortized over the loans repayment period. Costs relating to loans that are repaid are expensed in the period of repayment.

Nine Months Ended September 30, 2000, compared with Nine Months
Ended September 30, 1999

         Revenue from vessels, net. Revenue from vessels, net, decreased $7.1 million to $35.2 million in the nine months of 2000, compared to $42.3 million in the same period of 1999, representing a 16.8 % decrease. Average daily revenue per vessel increased to $9,652 in the nine months of 2000 from $8,600 in the nine months of 1999, representing a 12.2 % increase. Operating days decreased to 3651 days in the nine months of 2000 from 4830 days in the nine months of 1999, representing a 24.4% decrease. The reason for the decrease in revenues was that the vessels operating in the spot market were directly affected by the low spot rates and fewer voyage days due to increased idle time. Containers generated $9.4 million or 26.5% of total revenues. Consequently, revenues from time charters in the nine months of 2000 were $25.1 million and $10.1 million from the voyage charters compared to $34.1 million and $8.2 million respectively for the same period of 1999.

         Voyage and running expenses. Voyage and running expenses decreased $2.3 million to $17.4 million in the nine months of 2000 compared to $19.8 million in the nine months of 1999. As a percentage of revenues, voyage and running expenses increased to 49.6% in the nine months of 2000 compared to 47.8% in the nine months of 1999.The reason for the increase as a percentage of revenues is that more vessels operated under voyage charters which meant that bunkers, port dues and other expenses were paid by the Company, eventhough the running expenses decreased due to fewer vessels in operation and the acquisition of new vessels which are more cost efficient. Voyage expenses were $5.7 million and $2.9 million in the nine months of 2000 and 1999, respectively.

         General and administrative expenses. General and administrative expenses decreased by $0.4 million to $3.6 million in the nine months of 2000 compared to $4.0 million in the nine months of 1999. This decrease was mainly due to more vessels being in lay up condition thus the management fees charged was $300 per day instead of $500 as per the management agreement.

         Depreciation and amortization. Depreciation and amortization increased by $2.1 million to $12.8 million in the nine months of 2000 from $10.7 million in the nine months of 1999. This increase was mainly due to the new vessels that were delivered to the company during the first half of 2000.

         Interest expense, net. Interest expense, net, increased by $4.0 million, to $11.7 million in the nine months of 2000 from $7.7 million in the nine months of 1999. This increase was primarily due to the capitalization of interest in the first half of 1999 for the vessels delivered during the fourth quarter of 1999 and first half of 2000 as well as the interest paid to the loans for the financing of the delivery installment. Interest income in the nine months of 2000 and in 1999 was $0.6 million and $1.7 million, respectively.

         Net income. Net income decreased by $4.3 million, to $(11.9) million loss in the nine months of 2000 from $(7.6) million loss in the nine months of 1999. As a percentage of revenues, net income decreased to (33.9)% in the nine months of 2000 from (24.6)% in the nine months of 1999. This decrease of $4.3 million was mainly due to the decrease of the income from operations by $4.7 million due to the low spot market freight rates and lower income days, increase in the Companys depreciation by $2.1 million while other income which includes the net interest expense decreased by $2.0 million.


Year Ended December 31, 1999, compared with Year Ended
December 31, 1998

         Revenue from vessels, net. Revenue from vessels, net, decreased $19.9 million to $51.6 million in 1999, compared to $71.4 million in 1998, representing a 27.7% decrease. Average daily revenue per vessel decreased to $8,522 in 1999 from $9,319 in 1998, representing an 8.6% decrease. Operating days decreased to 6,054 days in 1999 from 7,666 days in 1998, representing a 21.0% decrease. The reason for the decrease in revenues was that fewer vessels were on time charter in 1999 and the remaining vessels operated in the spot market were directly affected by lower spot rates and by the lack of additional cargoes, as banana crops were destroyed by heavy rainfalls and floods caused by the El Nino phenomenon during 1998. An other indication of the market conditions and the lack of cargoes is that operating days decreased in 1999 compared to 1998 by 21% or by 1,612 days which means that the vessels that were in the spot market had to wait for longer periods between voyages during the first six months of 1999 while during the third and fourth quarter of 1999 they were in lay-up. Consequently, revenues from time charters in 1999 were $42.3 million and $9.3 million from the voyage charters. On November 29, 1999 the Company took delivery of the first 2205 TEU geared container which was chartered to a major charterer for 5 months. The revenues from the reefer fleet were $ 51.3 million while the container vessel fleet contributed only $ 0.3 million in 1999.

         Voyage and running expenses. Voyage and running expenses decreased by $1.7 million, to $25.0 million in 1999 from $26.8 million in 1998. As a percentage of revenues, voyage and running expenses increased to 48.6% in 1999 compared to 37.5% in 1998. The decrease of $ 1.7 million was partially due to the fact that the vessels in voyage charters operated fewer days and thus concluded fewer voyages, while during the second half of the year were in lay up, which meant that bunkers, port dues and other expenses were reduced significantly even though more vessels operated in the spot market compared to 1998. Voyage expenses were $3.7 million and $2.7 million in 1999 and 1998, respectively. Due to the continuous preventive maintenance that the Company is implementing in its vessels and due to the days that the vessels were in lay up, running expenses decreased by $2.7 million in 1999.

         General and administrative expenses. General and administrative expenses remained at virtually the same level of $5.2 million in 1999 compared to $5.3 million in 1998. These expenses consisted of the management fee of $500 per day per vessel paid to EST effective as of January 1, 1998, and compensation to the Companys directors, effective from September 1, 1998. The management fees to EST are reduced to $300 per day per vessel when a vessel is in lay-up.

         Depreciation and amortization. Depreciation and amortization decreased by $0.4 million to $14.4 million in 1999 from $14.8 million in 1998. This decrease was due to the sale for scrapping of five vessels during the first nine months of 1999.

         Interest expense, net. Interest expense, net, increased by $0.9 million, to $10.5 million in 1999 from $9.6 million in 1998. This increase was primarily due to the Companys paying interest on the Senior Notes for the whole of 1999 as opposed to a portion of 1998. The amount of $3.4 million in interest expense was capitalized because the proceeds from the Senior Notes were used for the acquisition of the first newbuilding. Interest expense in 1999 and in 1998 was $12.1 million and $12.0 million, respectively. Interest income in 1999 and in 1998 was $2.1 million and $2.8 million, respectively.

         Net income. Net income decreased by $25.3 million, to a loss of $9.7 million in 1999 from a profit of $15.6 million in 1998. As a percentage of revenues, net income decreased to (18.8)% in 1999 from 21.9% in 1998. This decrease of $25.3, was mainly due to the decrease of net revenues by $19.9 million due to spot market conditions, by $6.3 million due to the Companys reimbursement of its P&I Association for a litigation claim and decreased voyage and running expenses of $ 1.7 million resulting from fewer spot voyages and efficient management of the Companys vessels.

Liquidity and Capital Resources

         The Company operates in a capital-intensive industry requiring extensive investment in revenue producing assets. The liquidity requirements of the Company relate to servicing its debt, funding investments in vessels, funding working capital and maintaining cash reserves. Net cash flow generated from operations is the main source of liquidity for the Company. Net cash provided by operating activities was $6.7 million in the nine months of 2000 versus $13.9 million for the same period in 1999. Additional sources of liquidity include proceeds from asset sales and borrowings generally secured by one or more of the Companys vessels, together with the proceeds of the Companys offering of Senior Notes.

         Net cash provided by operating activities decreased to $6.7 million in the nine months of 2000 from $16.1 million in the nine months of 1999, primarily due to the lower net income for the period, and increase of the net working capital. Net cash provided by operating activities consists of the Companys net income, increased by non-cash expenses such as depreciation and amortization of deferred charges, and adjusted by changes in working capital.

         Net cash used in investing activities was $46.0 million out of which $12.3 million has been paid to the shipyard in Taiwan for the installments of the vessels under construction. The sale proceeds from the sale of the two companies was $11.7 million while the delivery payments for the vessels that was delivered to the company was $45.2 million. The remaining installments amount to $5.0 million. The Companys principal uses of cash in investing activities have been vessel acquisitions and improvements, and purchases of equipment, as well as installment payments for vessels under construction.

         Net cash provided by financing activities in the nine months of 2000 was $38.8 million, which was the secured loans received by the banks to finance the delivery payment of the vessels, which was delivered to the Company on 25/2/00 and 26/4/00. Thus, cash and cash equivalents at September 30, 2000 were decreased to $13.5 million. The Company expects to fund the remaining $5.0 million for the acquisition of the newbuildings vessels from its existing cash together with the cash generated by operations.

         The Senior Notes Indenture contains certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries to: (i) incur additional indebtedness; (ii) make restricted payments; (iii) allow restrictions on distributions from subsidiaries; (iv) incur liens; (v) enter into certain transactions with affiliates; (vi) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company; (vii) enter into sale and leaseback transactions; (viii) issue capital stock of its subsidiaries; (ix) enter into certain business activities; and (x) merge or consolidate with any other person. Events of default under the Senior Notes Indenture include (i) failure to pay principal or interest when due; (ii) failure to comply with certain restrictions on mergers, consolidations and transfers of assets, (iii) failure to comply with certain agreements and covenants in the Senior Notes Indenture; (iv) certain events of default on other indebtedness; (v) certain events of bankruptcy, and (vi) the breach of any representation or warranty.

         The Company believes that, based on current levels of operating performance and expected market conditions, its cash flow from operations, and other available sources of funds, will be adequate to make the required payments of the installments due to the shipyard, to fund the working capital requirements for the foreseeable future and finally to participate to the consolidation of the reefer industry through opportunistic mergers and acquisitions.


Inflation

         Although inflation had a moderate impact on operating expenses, dry docking expenses and corporate overhead, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. However, in the event that inflation becomes a significant factor in the world economy, inflationary pressures would result in increased operating and financing costs.

Foreign Exchange Rate Fluctuation

         The international reefer industrys functional currency is the U.S. Dollar and, as a result, virtually all of the Companys revenues are in U.S. Dollars. Historically, general and administrative expenses are incurred in Greek Drachmae, while a significant portion of the cost of revenues is incurred in U.S. Dollars and, to a much lesser extent, other currencies. The Company has a policy of continuously monitoring and managing its foreign exchange exposure, but the Company currently does not have any, and does not believe that it has any current need to enter into, foreign currency hedging transactions.

                     ENTERPRISES SHIPHOLDING CORPORATION
                              AND SUBSIDIARIES


                         CONSOLIDATED BALANCE SHEETS

                   DECEMBER 31, 1999 AND SEPTEMBER 30 2000
      (Expressed in thousands of U.S. Dollars - except per share data)

   ASSETS                                               1999          2000
                                                      ----------    ----------
   CURRENT ASSETS:
      Cash and cash equivalents                      $   14,011    $   13,524
                                                      ----------    ----------
      Marketable Securities                                   0             0

      Accounts receivable-
        Trade                                               916           172
        Insurance claims                                    492            78
        Others receivables                                   83             0
                                                      ----------    ----------
                                                          1,491           250
                                                      ----------     ---------
      Inventories                                         2,299         2,159
      Prepayments and other                                 395           896
                                                      ----------    ----------
            Total current assets                         18,196        16,829
                                                      ----------    ----------
   FIXED ASSETS:
      Advances for New Buildings                         45,670        16,041
      Vessels' cost                                     249,181       320,577
      Accumulated depreciation                          (77,988)      (90,224)
                                                      ----------    ----------

            Total fixed assets                          216,863       246,394
                                                      ----------    ----------
   OTHER NON CURRENT ASSETS:
      Deferred charges, net of amortization               4,636         4,215
                                                      ----------    ----------
            Total assets                             $  239,695    $  267,438
                                                      ==========    ==========
   LIABILITIES AND SHAREHOLDERS' EQUITY

   CURRENT LIABILITIES:
      Current portion of long-term debt              $        0    $        0
                                                      ----------    ----------
      Accounts payable-
        Trade                                             3,963         1,659
        Due to a related company                            643           422
        Master accounts                                     575           330
                                                      ----------    ----------

                                                          5,181         2,411
                                                      ----------    ----------
      Dividends payable                                       0             0
      Due to management companies                           353           199
      Unearned revenue                                      493           434
      Accrued interest and finance charges                2,589         6,745
      Claim payable                                       6,300         5,850
      Other accrued liabilities                             458           475
      Due to shareholders                                     0             0
                                                      ----------    ----------
            Total current liabilities                    15,374        16,114
                                                      ----------    ----------
   LONG-TERM DEBT, net of current maturities

      Senior notes payable                              175,000       175,000
      Banks                                                   0        38,988
      Related party                                           0             0
                                                      ----------    ----------
                                                        175,000       213,988
                                                      ----------    ----------

   SHAREHOLDERS' EQUITY:

      Share capital, nominal value $0.01
       each (100,000,000 shares authorised,
       issued and outstanding at December 31, 1999
       and September 30 2000)                             1,000         1,000
      Retained earnings                                  48,321        36,336
      Other comprehensive income                              0             0
                                                      ----------    ----------
            Total shareholders' equity                   49,321        37,336
                                                      ----------    ----------
            Total liabilities and
             shareholders' equity                    $  239,695    $  267,438
                                                      ==========    ==========

            ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF INCOME
       FOR THE PERIOD ENDED SEPTEMBER 30, 1999 AND SEPTEMBER 30, 2000
      (Expressed in thousands of U.S. Dollars - except per share data)

                                                        1999          2000
                                                     ---------     -------

   REVENUE FROM VESSELS, net                         $   42,362    $   35,242


   VOYAGE AND RUNNING EXPENSES                          (19,851)      (17,468)
                                                      ----------    ----------
            Gross profit                                 22,511        17,774


   DEPRECIATION AND AMORTIZATION                        (10,696)      (12,826)


   GENERAL AND ADMINISTRATIVE EXPENSES                   (4,063)       (3,610)
                                                      ----------    ----------

            Income from operations                        7,752         1,338
                                                      ----------    ----------
   OTHER INCOME (EXPENSES):
      Interest and finance expenses, net                 (7,692)      (11,724)
      Foreign currency gain (loss)                           63            82
      Provision for Claim                                (6,732)
      Other, net                                         (1,033)       (1,681)

            Total other income (expenses)               (15,394)      (13,323)
                                                      ----------    ----------

   Net Income (Loss for the period)                  $   (7,642)      (11,985)
                                                      ==========    ==========
   Earnings per share, basic                         $    (0.08)   $    (0.12)
                                                      ==========    ==========

   Weighted average number of shares, basic          100,000,000   100,000,000
                                                      ==========    ==========


   EBITDA                                            $   18,448    $   14,164

   Ratio of EBITDA to interest expense net                  2.40          1.21

   EBITDA Margin                                          43.55%        40.19%





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

            ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                   FOR THE PERIOD ENDED SEPTEMBER 30,2000
      (Expressed in thousands of U.S. Dollars - except per share data)

                                                         Valuation
                                                            of
                                                        Marketable
                              Capital     Securities     Retained
                               Stock    Surplus (Loss)   Earnings     Total
                            ___________  _____________  _____________________

BALANCE, December 31,1999   $   1,000   $          0   $   48,321      49,321

Net income (Loss)                   0              0      (11,985)    (11,985)

Valuation of Marketable sec.        0              0            0           0
                            ___________ _____________  ___________  __________
BALANCE, September 30,2000  $   1,000   $          0   $   36,336      37,336
                            ==========   ============   ==========   =========


            ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                   FOR THE PERIOD ENDED SEPTEMBER 30,1999
      (Expressed in thousands of U.S. Dollars - except per share data)

                                                         Valuation
                                                            of
                                                        Marketable
                              Capital     Securities     Retained
                               Stock    Surplus (Loss)   Earnings     Total
                            ___________  _____________  _____________________

BALANCE, December 31,1998   $   1,000   $        891   $   57,125   $  59,016

Loss                                0              0       (7,642)     (7,642)

Valuation of Marketable
 Securities.                        0            (59)           0         (59)
                            ___________ _____________  ___________  __________

BALANCE, September 30,1999  $   1,000   $        832   $   49,483   $   51,315
                            ==========   ============   ==========   =========

            ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF CASH FLOW
       FOR THE PERIODS ENDED SEPTEMBER 30, 1999 AND SEPTEMBER 30, 2000
                  (Expressed in thousands of U.S. Dollars)

                                                            1999          2000

Cash Flows from operating activities:
  Net income                                         $   (7,642)   $  (11,985)
  Adjustments to reconcile net income to
  net cash provided by operating activities-
     Depreciation                                         9,755        12,236
     Amortization of deferred charges                       941           590
     Loss from vessels sale                               1,249         4,218
  (Increase) Decrease in:
     Accounts receivable                                  1,838         1,241
     Inventories                                            589           140
     Prepayments and other                                 (785)         (501)
  Increase (Decrease) in:
     Accounts payable                                    (1,088)       (2,304)
     Master Account                                           0          (245)
     Due to a related company                                 0          (220)
     Accrued Interest and Finance Charges                 3,882         4,156
     Other accrued liabilities                              418            17
     Unearned revenue                                       279           (59)
     Claim payable                                        6,732          (450)
     Amounts due to management companies                      0          (154)
                                                      ----------    ----------
Net cash provided by operating activities                16,168         6,680
                                                      ----------    ----------

Cash Flows (for) from investing activities:
  Advances for New Buildings                            (16,106)      (12,307)
  Payments for vessels' acquisition and improvements          0       (45,249)
  Net sales proceeds                                      2,566        11,670
  Proceeds from vessel constructive loss, net                 0             0
  Payments for drydocking and special survey costs         (380)         (148)
  Purchase of marketable securities                       6,860             0
  Proceeds from sale of marketable securities                 0             0
                                                      ----------    ----------
Net cash (used in) provided by investing activities      (7,060)      (46,034)
                                                      ----------    ----------

Cash Flows (for) from financing activities:
  Proceeds from shareholders, net of withdrawals              0             0
  Proceeds from long-term debt, banks                         0        40,000
  Proceeds from issuance of Senior Notes                      0             0
  Payments and repayment of long-term debt, banks             0        (1,012)

  Payments and repayment of long-term debt,
    related party                                             0             0
  Payments for financing fees                                 0          (121)
  Payments for dividends                                 (7,500)            0
  Notes issuance and distribution                             0             0
                                                      ----------    ----------

Net cash (used in) provided by  financing activities     (7,500)       38,867
                                                      ----------    ----------

Net increase (decrease) in cash and
 cash equivalents                                         1,608          (487)

Cash and Cash Equivalents, beginning of period           26,854        14,011
                                                      ----------    ----------

Cash and Cash Equivalents, end of period             $   28,462    $   13,524
                                                      ==========    ==========

                           SIGNATURES


         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             ENTERPRISES SHIPHOLDING CORPORATION
                             (registrant)


Dated: November 21, 2000     By:  /s/ Victor Restis
                                  ___________________________
                                  Victor Restis
                                  President and Chief
                                  Executive Officer



































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02391003.AA8